SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                   Enron International Asset Management Corp.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its direct subsidiary company, Enron International Asset Management Corp. ("EIAM"), a Delaware corporation, is a foreign utility company under Section 33 of the Act.


     EIAM's business address is 1400 Smith Street, Houston, Texas, 77002. EIAM is wholly owned by Enron. EIAM indirectly operates many facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

     (1) through Enron Panama Management Services L.L.C., EIAM operates a power generation complex with an aggregate installed capacity of 280 MW. The power generation complex, owned by Bahia Las Minas Corp., is located on the Caribbean coast, in Cativa, Province of Colon, Panama and contains two plants. The first plant consists of a simple cycle power block with heavy fuel oil-fired boilers that power three steam turbine generators with a total installed capacity of 120 MW. The second power plant consists of a combined cycle power block with marine diesel fuel oil-fired combustion turbine generator sets with a combined installed capacity of 160 MW;

     (2) through Enron Electricidad de Nicaragua, S.A., EIAM operates a 70.5 MW heavy fuel oil-fired barge-mounted generation facility in the port of Puerto Corinto, Nicaragua, which is owned by Empresa Energetica Corinto Ltd.;

     (3) through EI Guam Operations LLC, EIAM operates an 87 MW baseload, slow-speed diesel generating facility in Piti, Guam, which is owned by Marianas Energy Company LLC; and

     (4) through EI Puerto Rico Operations Inc., EIAM operates a 542 MW gas-fired generation facility in Puerto Rico, which is owned by EcoElectrica L.P.

     A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of


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electricity in the state of Oregon. PGE does not own or control any interest in
EIAM or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with EIAM or its subsidiaries.



     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 22, 2003                      ENRON CORP.
      ---------------------------


                                            By: /s/ Raymond M. Bowen, Jr.
                                                -------------------------------
                                                 Raymond M. Bowen, Jr.
                                                 Executive Vice President and
                                                 Chief Financial Officer


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Exhibit A.

     State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of ENRON ASIA PACIFIC/AFRICA/CHINA LLC. Enron hereby incorporates this certification by reference.


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